UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

______________________________________________________________________________

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2005 and 2004

FULTON FINANCIAL CORPORATION

 PROFIT SHARING PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2005 and 2004

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE

  FOR BENEFITS

3

NOTES TO FINANCIAL STATEMENTS

4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i  - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee

Fulton Financial Corporation

Profit Sharing Plan

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Crowe Chizek and Company LLC

Columbus, Ohio

May 20, 2006

1.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

2005

2004

ASSETS

Cash

$

118,758

$

149,743

Investments (Note 4)

117,636,088

109,029,300

Receivables

Accrued income

299,763

230,411

Employer contribution

7,782,809

7,543,860

Security transaction receivable

6,833

25,455

Total receivables

8,089,405

7,799,726

Total assets

125,844,251

116,978,769

LIABILITIES

Security transaction payable

4,891

7,671

Administrative expenses payable

24,152

28,478

Total liabilities

29,043

36,149

Net assets available for benefits

$

125,815,208

$

116,942,620

See accompanying notes to financial statements.

2.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2005 and 2004

2005

2004

Additions to net assets attributed to:

Investment income

Net appreciation/(depreciation) in fair value

  of investments (Note 4)

$

(1,297,943)

$

9,379,313

Interest and dividends

5,316,587

2,223,742

4,018,644

11,603,055

Contributions

Employer contributions

7,782,809

7,543,860

Employee contributions

2,925,319

2,581,888

Employee rollovers

370,251

75,118

11,078,379

10,200,866

Total additions

15,097,023

21,803,921

Deductions from net assets attributed to:

Benefits paid to participants

6,102,576

6,593,662

Administrative expenses

121,859

131,625

6,224,435

6,725,287

Net increase prior to transfers

8,872,588

15,078,634

Transfer from Fulton Financial Affiliates’

  401(k) Savings Plan

--

3,546

Transfer from Premier Bank 401(k)

  Savings Plan (Note 8)

--

1,972,779

Net increase

8,872,588

17,054,959

Net assets available for benefits

Beginning of year

116,942,620

99,887,661

End of year

$

125,815,208

$

116,942,620

See accompanying notes to financial statements.

3.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation Profit Sharing Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan which covers substantially all eligible employees of Fulton Financial Corporation (the Company) and its wholly owned subsidiaries that are not covered under the Company's defined benefit and 401(k) plans and who have either (1) completed one year of service upon attaining age 21; or (2) have completed three years of service.  The Plan provides for retirement, death, and disability benefits.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions:  Participants in the Plan are classified as either “Category A” or “Category B” participants.  In general, a Category A participant is a participant who was employed by the Corporation prior to January 1, 1996.  A Category B participant is generally an employee of the Corporation that was hired after December 31, 1995.  Special rules apply in the case of employees who transfer to and from affiliates that do not participate in this Plan.

Employer profit sharing contributions are made to the Plan equal to a specific percentage of participants’ compensation for the year.  For Category A participants, the contribution percentage is 15% of compensation; for Category B participants, the contribution percentage is 10% of compensation.  In any particular year, the Plan sponsor has the option of determining a different contribution amount.

Eligible employees, except highly compensated employees, may elect to make contributions up to a maximum dollar amount prescribed by law.  Highly compensated employees may elect to make contributions up to the lessor of 6% of eligible compensation or the maximum amount allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).  Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, an allocation of the Company contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

(Continued)

4.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability:  A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon.  Vesting in the remainder of the accounts is based on years of service.  Participants become 100% vested after completion of five years of credited service.

Payment of Benefits:  Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account.  Benefit payments are distributed as either a lump sum or in installment payments over a period.  The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.  Effective January 1, 2006, the Plan was amended to eliminate annuity payments as an allowable form of benefit payment.

Forfeitures:  Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested.  Forfeitures are used to reduce the future contributions to the Plan.  As of December 31, 2005 and 2004, there were no forfeitures available.  Forfeitures used to reduce the employer contribution for the plan year ended December 31, 2005 and 2004 were $302,290 and $292,710, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method:  The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments:  The investments held by the Plan are shown at fair value.  Securities which are traded on national securities exchange, including Fulton Financial Corporation common stock, are valued at the last reported sales price on the last business day of the year.  The Plan's investments in common trust funds are valued at the aggregate of the fair values of the underlying securities.

Purchases and sales of securities are reflected on a trade date basis.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(Continued)

5.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Risk and Uncertainties:  The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds.  The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk:  At December 31, 2005 and 2004, approximately 21% and 23%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets (at fair value).

December 31, 2005

Units or Shares

Fair Value

Fulton Financial Corporation Common Stock

1,521,093

$

26,771,237

Fulton Financial Advisors Retirement Common Stock Fund

134,467

13,148,227

Fulton Financial Advisors Retirement Fixed Income Fund

725,654

12,833,796

Fidelity Advisor Mid Cap Value Fund

510,973

12,615,918

American Century Small Company Fund

1,463,535

14,342,640

Vanguard 500 Index Fund

118,664

13,636,810

Goldman Sachs Financial Square Government Fund

11,262,817

11,262,817

MFS Value Fund

368,834

8,571,692

(Continued)

6.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 4 - INVESTMENTS (Continued)

December 31, 2004

Units or Shares

Fair Value

Fulton Financial Corporation Common Stock

1,418,575

$

26,453,587

Fulton Financial Advisors Retirement Common Stock Fund

132,646

12,550,611

Fulton Financial Advisors Retirement Fixed Income Fund

716,036

12,522,316

Fidelity Advisor Mid Cap Value Fund

419,076

10,782,834

American Century Small Company Fund

1,275,258

13,020,388

Vanguard 500 Index Fund

112,968

12,611,766

Goldman Sachs Financial Square Government Fund

11,107,228

11,107,228

MFS Value Fund

310,103

7,200,592

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(1,297,943) and $9,379,313, respectively, as follows:

2005

2004

Mutual funds

$

(308,589)

$

5,332,342

Common trust funds

477,894

1,240,053

Fulton Financial Corporation common stock

(1,467,248)

2,806,918

$

(1,297,943)

$

9,379,313

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid.  Plan assets allocated to these participants were $233,262 at December 31, 2005 and $116,805 at December 31, 2004.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees for the administration of the Plan were paid by the Company.  Fees paid by the Plan to Conrad Seigal, the Plan recordkeeper, totaled $101,799 and $107,103 for 2005 and 2004, respectively.  Fees paid to Smith, Elliott, Kearns & Company, the prior auditor for the Plan, totaled $0 and $475 for 2005 and 2004, respectively.  Fees paid to Crowe Chizek and Company LLC, the current auditor for the Plan, totaled $13,250 and $11,000 for 2005 and 2004, respectively.  Fees paid to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $4,625 and $9,125 for 2005 and 2004, respectively.  At December 31, 2005 and 2004, the Plan had investments of $26,771,237 and $26,453,587, respectively, in Fulton Financial Corporation common stock.

(Continued)

7.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 6 - PARTIES-IN-INTEREST (Continued)

The Plan also has investments of $25,982,023 and $25,072,927 in common trust funds with Fulton Financial Advisors, the custodian of the Plan, at December 31, 2005 and 2004, respectively.  Fulton Financial Advisors is a wholly-owned subsidiary of the Company.  Approximately $817,477 and $707,069 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2005 and 2004, respectively.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - TRANSFER

Effective December 1, 2004, the Plan was amended to accept the transfer of assets from the Premier Bank 401(k) Plan which was terminated.  During December 2004, assets of $1,972,779 were received from the Premier Bank 401(k) Plan.

NOTE 9 - STOCK SPLIT

The Company declared a five-for-four dividend on its common stock to all shareholders of record as of June 9, 2005.  All share information presented in these financial statements pertaining to Fulton Financial Corporation common stock has been restated to reflect this five-for-four stock split.

8.

SUPPLEMENTAL SCHEDULE

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:

Fulton Financial Corporation

EIN:

23-2195389

Plan number:

001

(a)

(b)

(c)

(d)

(e)

Identity of issue,

Description of investment including

borrower, lessor,

      maturity date, rate of interest

         Current

               or similar party                   collateral, par or maturity value                     Cost

     Value

Common Trust Fund

*

Fulton Financial

Retirement Fixed Income Fund

$

Ö

$

12,833,796

  Advisors

*

Fulton Financial

Retirement Common Stock Fund

Ö

13,148,227

  Advisors

Mutual Funds

MFS Investment

MFS Value Fund

Ö

8,571,692

  Management

Vanguard

Vanguard 500 Index Fund

Ö

13,636,810

Goldman Sachs & Co.

Goldman Sachs Financial Square

Ö

11,262,817

  Government Fund

Fidelity Investments

Fidelity Advisor Mid Cap Value Fund

Ö

12,615,918

American Century

American Century Small Company Fund

Ö

14,342,640

  Investments, Inc.

Franklin Templeton

Templeton Foreign Fund

Ö

4,452,204

  Investments

Goldman Sachs & Co.

Goldman Sachs Financial Square

Ö

747

Prime Obligation Fund

Common Stock

*

Fulton Financial

Common Stock

Ö

26,771,237

  Corporation

$

117,636,088

(Continued)

9.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation Profit Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

Date: June 20, 2006	By: /s/ Louis Yoka Louis Yoka Vice President, Compensation & Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1  Consent of Crowe Chizek and Company LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-76600 on Form S-8 of Fulton Financial Corporation of our report dated May 20, 2006, appearing in this Annual Report on Form 11-K of Fulton Financial Corporation Profit Sharing Plan for the year ended December 31, 2005.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio

June 20, 2006